# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USIO, INC., CIK 0001088034
CUSIP: 917313108
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 3611 PAESANOS PARKWAY, SUITE 300, SAN ANTONIO, Texas (TX), 78231
Date of event which requires filing of this statement: 08/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002027613

## Reporting persons
- TALL PINES CAPITAL, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,748,223; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,748,223 (5.36% of the class)
- STONEBRIDGE WEALTH MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 186,367; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 186,367 (0.57% of the class)

## Item 1. Issuer
Name of issuer: USIO, INC.
Address of issuer's principal executive offices: 3611 PAESANOS PARKWAY, SUITE 300, SAN ANTONIO, TEXAS, 78231

## Item 2. Person Filing
Name of person filing: CHRISTOPER M PLAHM
Address of principal business office or, if none, residence: 1010 JORIE BLVD, SUITE 144, OAK BROOK, IL 60523
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,934,590
Percent of class: 5.93%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,934,590
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TALL PINES CAPITAL, LLC: /s/ CHRISTOPHER M PLAHM, INVESTMENT ADVISOR (08/24/2026)
- STONEBRIDGE WEALTH MANAGEMENT, LLC: /s/ CHRISTOPHER M PLAHM, INVESTMENT ADVISOR (08/24/2026)